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                            July 8, 2021

       Michael Stock
       Chief Financial Officer
       Liberty Oilfield Services, Inc.
       950 17th Street
       Suite 2400
       Denver, CO 80202

                                                        Re: Liberty Oilfield
Services, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed April 30,
2021
                                                            File No. 001-38081

       Dear Mr. Stock:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
       Comparison of Non-GAAP Financial Measures, page 30

   1. We note your disclosure under this heading that you adjust for non-recurring expenses that management does not
consider in assessing ongoing performance. We further note that your reconciliation of
EBITDA and Adjusted EBITDA to net income on page 31 includes adjustments for
non-recurring payroll expense and severance and related costs in 2020.
                                                        Please tell us how you
determined payroll expense qualifies to be described as non-
                                                        recurring and how each
of these adjustments does not represent normal, recurring cash expenses necessary to
operate your business. Refer to Item 10(e)(1)(ii)(B) of Regulation
                                                        S-K and Questions
100.01 and 102.03 of the Non-GAAP Financial Measures Compliance
                                                        and Disclosure
Interpretations for guidance.
 Michael Stock
Liberty Oilfield Services, Inc.
July 8, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister at (202) 551-3341 or Steve Lo at (202) 551-3394 with any questions.



FirstName LastNameMichael Stock                           Sincerely,
Comapany NameLiberty Oilfield Services, Inc.
                                                          Division of
Corporation Finance
July 8, 2021 Page 2                                       Office of Energy &
Transportation
FirstName LastName